Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

汽車之家*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 2518)

DATE OF BOARD MEETING AND

DATE OF PUBLICATION OF Q3 RESULTS ANNOUNCEMENT

The board of directors (the “Board”) of Autohome Inc. (the “Company”) will hold a Board meeting on Thursday, November 2, 2023 (Hong Kong time) for the purposes of, among other things, approving the Company and its subsidiaries’ unaudited financial results and announcement for the three months ended September 30, 2023 (the “Results”). The Company will announce the Results on Thursday, November 2, 2023 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at https://www.hkexnews.hk and the Company’s website at https://ir.autohome.com.cn, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company will host an earnings conference call at 8:00 p.m. on Thursday, November 2, 2023 (Hong Kong time) to discuss the Results and answer questions. Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BI79cf0237be9c4246a515f0ee19a0a904

Please use the conference access information to join the call ten minutes before the call is scheduled to begin. Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

By order of the Board
Autohome Inc.
Mr. Quan Long
Director, Chairman and Chief Executive Officer

Hong Kong, October 20, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Quan Long, Ms. Keke Ding, Dr. Jing Xiao and Dr. Fan Lu as the directors, and Mr. Junling Liu, Mr. Tianruo Pu and Dr. Dazong Wang as the independent directors.

*	For identification purposes only